UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Strategic Acquisitions, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

86269D 10 6

(CUSIP Number)

Exworth Management LLC

51 JFK Parkway, Suite 135

Short Hills, NJ 07078

(908) 266 0531

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 86269D 10 6	Schedule 13D/A	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exworth Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,613,000, common shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,613,000 common shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,613,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.1% of common stock(1)
14	TYPE OF REPORTING PERSON (see instructions) PN

1) Percentage of total voting power represents voting power with respect to all shares of the Common Stock (6,675,000 common shares and 150,000 warrants issued and outstanding), as a single class. Shares and warrants issued and outstanding as described in Item 5 of this Schedule 13D/A, as reported in the Issuer’s Current Report on Form 8-K filed with the U. S. Securities and Exchange Commission (“SEC”) on December 23, 2022.

CUSIP No. 86269D 10 6	Schedule 13D/A	Page 3 of 5

Preamble

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Strategic Acquisitions, Inc. (the “Issuer”), and amends the Schedule 13D originally filed by Exworth Management LLC (the “Reporting Person”) with the U. S. Securities and Exchange Commission (the “SEC”) on September 1, 2022 (as so amended, the “Schedule 13D”). The original Schedule 13D disclosed that the Reporting Person purchased 2,013,000 unregistered restricted Common shares for $650,000 in the private transactions directly from NextCoal International Inc., the Issuer’s largest shareholder, John P O’Shea, the president and director of the Issuer, Marika X. Tonay, the director of the Issuer, and a private seller.

This Amendment No. 1 is being filed to disclose the issuance of 3,600,000 shares of Common Stock by the Issuer to the Reporting Person pursuant to Section 3.1 of the Agreement and Plan of Merger between Exworth Union Inc and STQN Sub, Inc., the subsidiary of the Issuer on December 22, 2022, increasing the number of shares Common Stock owned by the Reporting Person to 5,613,000 shares, or 84.1% of the Issuer’s outstanding shares of Common Stock.

As a result, this Amendment No. 1 constitutes an exit filing for the Reporting Person.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.		Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 1 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Strategic Acquisitions, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 51 JFK Parkway Suite 135, Short Hills, NJ 07078.

Item 2.		Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

	(a)	This Amendment No. 1 is filed by Exworth Management LLC (the “Reporting Person”)
	(b)	The address of the Reporting Person is 51 JFK Parkway Suite 135, Short Hills, NJ 07078.
	(c)	The Reporting Person is a private investor for financial technology companies.
	(d) – (e)	During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
	(f)	The Reporting Person is a Delaware Limited Liability Company

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Item 3.		Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On or about September 1, 2022, the Reporting Person purchased 2,013,000 unregistered restricted Common shares for $650,000 in the private transactions directly from NextCoal International Inc., the Issuer’s largest shareholder, John P O’Shea, the president and director of the Issuer, Marika X. Tonay, the director of the Issuer, and a private seller. The funds to purchase these shares came directly from the bank account of Exworth Management LLC.

On December 22, 2022, the Issuer issued 3,600,000 unregistered restricted Common shares to the Reporting Person pursuant to Section 3.1 of the Agreement and Plan of Merger between Exworth Union Inc and STQN Sub, Inc., the subsidiary of the Issuer, as reported in the Issuer’s Current Report on Form 8-K filed with the U. S. Securities and Exchange Commission (“SEC”) on December 23, 2022.

Item 4.		Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

(a)

On or about September 1, 2022, The Reporting Person has acquired the Securities of the Issuer for investment purpose, and such purchase have been made in the Reporting Person’s ordinary course of business. Upon the completion of the transactions, Jonathan Braun and Marika X. Tonay have resigned from the board, and Yuanyuan Huang and Wei Huang have been appointed as the directors of the Issuer to fill the vacancies on the board.

(b)

On December 22, 2022, the Issuer issued 3,600,000 unregistered restricted Common shares to the Reporting Person pursuant to Section 3.1 of the Agreement and Plan of Merger between Exworth Union Inc and STQN Sub, Inc., the subsidiary of the Issuer, as reported in the Issuer’s Current Report on Form 8-K filed with the U. S. Securities and Exchange Commission (“SEC”) on December 23, 2022.

Item 5.		Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

As of the close of business on December 28, 2022, Exworth Management LLC, a Delaware Limited Liability Company, beneficially owns 5,613,000 shares or 84.1% of the Issuer’s Common Stock (see Item 5(a) above). Percentage of Total Voting Power is calculated based on the Common Stock (6,675,000 common shares issued and 150,000 warrants outstanding). This number was reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2022. Yuanyuan Huang is the managing member of Exworth Management LLC, and he has the ultimate voting control over the shares held by this entity.

(b)

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii) Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto

(iv) Shared power to dispose or to direct the disposition of:

See Item 10 on such reporting person’s cover page hereto.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.		Material to be Filed as Exhibits.

N/A

CUSIP No. 86269D 10 6	Schedule 13D/A	Page 5 of 5

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date December 28, 2022

Signature	/s/ Yuanyuan Huang
Name/Title:	Yuanyuan Huang, Manager